UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

GLOBE LIFE INC.
(Exact name of registrant as specified in its charter)

Delaware	63-0780404
(State or other jurisdiction of incorporation)	(I.R.S. Employer ID No.)
3700 South Stonebridge Drive, McKinney, Texas 75070
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Stock, $1.00 par value per share	NYSE Texas, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.	☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.	☐
If this form relates to the registration of a class of securities concurrently with a Registration A offering, check the following box.	☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
None

Securities to be registered pursuant to Section 12(g) of the Act:
None

EXPLANATORY NOTE

This registration statement on Form 8-A (this “Form 8-A”) is being filed by Globe Life Inc. (the “we”, “our”, “us” and the "Company”) with the Securities and Exchange Commission (the “SEC”) in connection with the dual listing of its common stock, $1.00 par value per share (the “Common Stock”), with NYSE Texas, Inc. (the “NYSE Texas”) under the trading symbol “GL”. The Common Stock is currently listed on the New York Stock Exchange under the symbol “GL”.

Item 1.    Description of Registrant’s Securities to be Registered.

The following description of our capital stock is based upon (i) our Restated Certificate of Incorporation, as amended (“Restated Certificate of Incorporation”) which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 8, 2019 and amended by a Certificate of Amendment filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on May 2, 2023, (ii) our Amended and Restated By-Laws, as amended (“By-Laws”), which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 15, 2023, and (iii) applicable provisions of law. We have summarized certain portions of the Restated Certificate of Incorporation and By-Laws below. The summary is not complete. You should read the Restated Certificate of Incorporation and By-Laws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Restated Certificate of Incorporation and By-Laws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Authorized Capital Stock

We have 325,000,000 shares of capital stock authorized, of which 320,000,000 shares are common stock, par value $1.00 per share, and 5,000,000 shares are preferred stock, par value $1.00 per share. As of July 31, 2025, we had 81,003,536 shares of common stock issued and outstanding (excluding treasury shares), and 0 shares of preferred stock issued and outstanding. We have issued 350,862 shares of preferred stock, which are held by our wholly owned insurance company subsidiaries and are therefore not considered to be issued and outstanding for purposes of our consolidated financial statements.

Common Stock

Dividends. Subject to the rights of the holders of any shares of preferred stock which may at the time be outstanding, holders of common stock are entitled to such dividends as the Board of Directors may declare out of legally available funds. The issuance of dividends will depend upon, among other factors deemed relevant by the Board of Directors, our financial condition, results of operations, cash requirements, future prospects and regulatory restrictions on the payment of dividends by our subsidiaries. There is no assurance that we will declare and pay any dividends.

Voting Rights. The holders of our common stock will possess exclusive voting rights in us, except to the extent the Board of Directors specifies voting power with respect to any preferred stock issued. Except as hereinafter described, holders of common stock are entitled to one vote for each share of common stock but will not have any right to cumulate votes in the election of directors.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets.

Other Rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights.

Miscellaneous. Any shares of common stock sold hereunder will be fully paid and nonassessable. The transfer agent and registrar for our common stock is EQ Shareowner Services. The common stock is listed on the New York Stock Exchange under the symbol “GL”.

We expect the listing and trading of the Common Stock on the NYSE Texas to commence on August 15, 2025 under the symbol “GL”.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Restated Certificate of Incorporation and By-Laws

Provisions of Delaware Law

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the Delaware General Corporation Law, which restricts specified business combinations between us and an “interested stockholder” or its affiliates or associates for a period of three years following the time that the stockholder becomes an “interested stockholder.” In general, an “interested stockholder” is defined for purposes of Delaware law as a stockholder owning 15% or more of our outstanding voting stock. The restrictions do not apply if:

•prior to an interested stockholder becoming such, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction which resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by employee stock ownership plans and persons who are both directors and officers of Globe Life Inc.; or

•at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by our Board of Directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under some circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Our Restated Certificate of Incorporation does not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Provisions of Our Restated Certificate of Incorporation and By-Laws

The summary below describes certain provisions of our Restated Certificate of Incorporation and By-Laws which may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our Board of Directors but that a stockholder might consider to be in such stockholder’s best interest.

Number of Directors; Filling Vacancies; Removal of Certain Directors. Our By-Laws provide that the number of directors shall consist of not less than seven nor more than 15 persons, with the exact number to be fixed by a majority vote of the entire Board of Directors. Furthermore, our By-Laws provide that any vacancies will be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), or if all directors have been removed, by a majority vote of the stockholders. Accordingly, absent an amendment to the By-Laws, our Board of Directors could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with such stockholder’s own nominees. Our directors stand for election at our annual meetings of stockholders for one-year terms, expiring at the next succeeding annual meeting of the stockholders. All directors are elected on an annual basis and each director holds office until his or her successor has been elected and qualified. All directors may be removed by a majority of the outstanding voting stock with or without cause.

Special Meetings of Stockholders. Our By-Laws provide that special meetings of stockholders can be called only by our Board of Directors by a resolution adopted by a majority of the Board of Directors or upon the written request of holders of 25% of the total voting power of the outstanding stock entitled to vote on the matter or matters proposed to be brought before the proposed special meeting, subject to compliance with certain procedural requirements. Additionally, the business permitted to be conducted at any special meeting of stockholders called by the Board of Directors is limited to the business brought before the meeting by the Board of Directors.

The provisions of our By-Laws permitting special meetings to be called only at the request of a majority of the Board of Directors or upon the written request of holders of 25% of our common stock may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions. Our By-Laws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at an annual meeting of stockholders and to bring business before an annual meeting of our stockholders. Our By-Laws provide that only persons who are nominated by or at the direction of our Board or by a stockholder who has given timely written notice to our secretary will be eligible for election as our directors. Our By-Laws also provide that any matter to be presented at any meeting of stockholders must be presented either by our Board or by a stockholder in compliance with the procedures in our By-Laws. A stockholder must give timely written notice to our secretary of such stockholder’s intention to present a matter before an annual meeting of the stockholders.

The advance notice procedures may have the effect of precluding the conduct of certain business at a meeting, including nominations of director candidates, if proper notice is not provided. Additionally, these provisions make it more difficult and time-consuming to bring a matter before our stockholders without the consent of our Board, and thus reduce our vulnerability to an unsolicited takeover proposal.

Issuance of Additional Preferred Stock. Our Restated Certificate of Incorporation authorizes the Board of Directors to create and issue additional preferred stock for such consideration and on such terms as it may determine. The rights assigned to a series of preferred stock by the Board of Directors, including voting, dividend, redemption, liquidation and conversion rights, may delay, discourage or prevent a change in control of Globe Life Inc. For example, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred stock with preferential voting rights to persons friendly to management to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

Amendment of By-Laws. Our Restated Certificate of Incorporation and By-Laws grant our Board of Directors the power to alter, amend or repeal our By-Laws, or adopt new By-Laws, by an affirmative vote of a majority of the Board of Directors. Our stockholders may also alter, amend and repeal our By-Laws, or adopt new By-Laws.

Item 2.    Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on the NYSE Texas, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GLOBE LIFE INC.

Date: August 14, 2025

/s/ Christopher T. Moore
Christopher T. Moore Corporate Senior Vice President, Associate Counsel and Corporate Secretary